SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE

(Title of Class of Securities)

013068101

(CUSIP Number)

Marshall E. Eisenberg NEAL, GERBER & EISENBERG Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8000	Carol L. Bernick 2525 Armitage Avenue Melrose Park, IL 60160 (708) 450-3051

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 013068101	13D	Page 2 of 6 Pages

1.	Name of Reporting Person I.R.S. Identification No. of above person Carol L. Bernick

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds* Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,002,306 8. Shared Voting Power 5,854,729 9. Sole Dispositive Power 3,002,306 10. Shared Dispositive Power 5,854,729

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,857,035

12.

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

Excluded are options to purchase 38,750 Class B shares and 88,682 Class B shares held directly by Bernick’s spouse; and 11,699 Class B shares held by Bernick’s spouse as a participant in the Alberto-Culver Employees Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares.

☒

13.	Percent of Class Represented by Amount in Row (11). 27.39%

14.	Type of Reporting Person* IN

*	SEE INSTRUCTIONS

CUSIP NO. 013068101	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

	Title of Class of Securities:	Class B Common Stock, $.22 par value per share (“shares”
or “Class B shares”)

	Name and Address of Issuer:	Alberto-Culver Company (the “Company”)
2525 Armitage Avenue
Melrose Park, IL 60160

Item 2.	Identity and Background.

	(a) Name of Person Filing:	Carol L. Bernick (“Bernick”)

	(b) Address:	c/o Carol L. Bernick
2525 Armitage Avenue
Melrose Park, IL 60160

	(c) Principal Business:	Bernick, an individual, is a Director, Vice Chairman and Assistant Secretary of the Company, and President Alberto-Culver Consumer Products Worldwide, a division of the Company.

	(d) Prior Criminal Convictions:	None

	(e) Prior Civil Proceedings With Respect to Federal or State Securities Laws:	None

	(f) Citizenship/Organization:	U.S. Citizen

Item 3.	Source and Amount of Funds or Other Consideration.

On September 21, 2003 the (i) 2001 BEL Grantor Annuity Trust, u/a/d 9/18/01, to which Bernick has no voting or investment power, was terminated and the securities held by such trust were distributed to the following residual beneficiary: 546,953 Class B shares to the Carol L. Bernick and Children GRAT Trust, u/a/d 9/18/01 (the “CLB 2001 Trust”), to which Bernick has sole voting and investment power; and (ii) 2001 LHL Grantor Annuity Trust, u/a/d 9/18/01, to which Bernick has no voting or investment power, was terminated and the securities held by such trust were distributed to the following residual beneficiary: 715,378 Class B shares to the CLB 2001 Trust, to which Bernick has sole voting and investment power.

Item 4.	Purpose of Transaction.

The transactions were for the Bernick family’s estate planning and diversification rather than corporate purposes. The transactions were not undertaken for purposes of effecting any of the actions listed in this item.

CUSIP NO. 013068101	13D	Page 4 of 6 Pages

Item 5.	Interest in Securities of the Issuer.

(a)	(i)	Amount of Class B Shares Beneficially Owned: 8,857,035 shares total: options to purchase 17,500 Class B shares held directly; 104,476 Class B shares held as trustee of the Carol L. Bernick Revocable Trust, u/a/d 4/23/93 (the “Revocable Trust”); 100,000 shares held as trustee of the Carol L. Bernick Revocable Trust II, u/a/d 4/17/02 (the “Revocable Trust II”); 482,562 Class B shares held as co-trustee of the CLB GRAT Trust, u/a/d 9/15/93 (the “CLB Trust”); 1,026,982 shares held as trustee of the KSL Property Trust II (the “Property Trust”); 1,262,331 shares held as co-trustee of the CLB 2001 Trust; 2,863,225 shares held as co-trustee of the Bernice E. Lavin Trust, u/a/d 12/18/87 (the “BEL Trust”); 2,645,104 shares held as co-trustee of the Leonard H. Lavin Trust u/a/d 12/18/87 (the “LHL Trust”); 66,400 shares held by the Howard and Carol Bernick Family Foundation, a charitable private foundation of which Bernick is President and a Director (the “Bernick Family Foundation”); 280,000 shares held by the Lavin Family Foundation, a charitable private foundation of which Bernick is Vice President and a Director (the “Lavin Family Foundation”); and 8,455 shares held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan.

	(ii)	Percentage of Class B Shares Beneficially Owned: 27.39% total: .05 held directly; .32% as trustee of the Revocable Trust; .31% as trustee of the Revocable Trust II; 1.49% as co-trustee of the CLB Trust; 3.18% as trustee of the Property Trust; 3.90% as co-trustee of the CLB 2001 Trust; 8.85% as co-trustee of the BEL Trust; 8.18% as co-trustee of the LHL Trust; .21% as a Director and the President of the Bernick Family Foundation; .87% as a Director and Vice President of the Lavin Family Foundation; and .03% as a participant in the Alberto-Culver Employees’ Profit Sharing Plan (based upon 32,340,240 Class B shares outstanding as of June 30, 2003).

(b)	Number of Class B Shares as to Which Bernick has:

	(i) Sole power to vote:	3,002,3061/

	(ii) Shared power to vote:	5,854,7292/

	(iii) Sole power to dispose:	3,002,3061/

	(iv) Shared power to dispose:	5,854,7292/

1/	The 3,002,306 shares held by Bernick and reflected as sole power to vote and sole power to dispose include options to purchase 17,500 Class B shares held directly; 104,476 Class B shares held by the Revocable Trust; 100,000 shares held as trustee of the Revocable Trust II; 482,562 shares held by the CLB Trust; 1,026,982 Class B shares held by the Property Trust; 1,262,331 shares held by the CLB 2001 Trust and 8,455 Class B shares held as a participant in the Alberto-Culver Employees’ Profit Sharing Plan.

2/	The 5,854,729 shares held by Bernick and reflected as shared power to vote and shared power to dispose include 280,000 shares held by the Lavin Family Foundation; 2,863,225 Class B shares held by the BEL Trust; 2,645,104 Class B shares held by the LHL Trust; and 66,400 Class B shares held by the Bernick Family Foundation.

Bernick shares the power to vote and dispose of the 280,000 shares held by Lavin Family Foundation, 2,863,225 shares held by the BEL Trust, and 2,645,104 shares held by the LHL Trust with Leonard H. Lavin and Bernice E. Lavin. Bernick shares the power to vote and dispose of 66,400 shares held by the Bernick Family Foundation with Howard B. Bernick and Marshall E. Eisenberg. Certain information regarding Mr. Lavin, Mrs. Lavin, Mr. Bernick and Mr. Eisenberg is presented below:

CUSIP NO. 013068101	13D	Page 5 of 6 Pages

(i)	Name of Person:	(1)	Leonard H. Lavin
		(2)	Bernice E. Lavin
		(3)	Howard B. Bernick
		(4)	Marshall E. Eisenberg

(ii)	Address:	(1),(2)	2525 Armitage Avenue
		and (3)	Melrose Park, Illinois 60160
		(4)	Neal, Gerber & Eisenberg
Two North LaSalle Street, Suite 2200
Chicago, Illinois 60602

(iii)	Principal Business:	(1)	Leonard H. Lavin, an individual, is a
Director and the Chairman of the Company
		(2)	Bernice E. Lavin, an individual, is a
Director and the Vice Chairman,
Secretary and Treasurer of the Company
		(3)	Howard B. Bernick, an individual, is a
Director and the President and Chief
Executive Officer of the Company.
		(4)	Marshall E. Eisenberg, an individual, is an attorney and a partner in the law firm Neal, Gerber & Eisenberg, Chicago, Illinois.

(iv)	Prior Criminal Convictions:	None.

(v)	Prior Civil Proceedings With
Respect to Federal or State
	Securities Laws:	None.

(vi)	Citizenship/Organization:	U.S. Citizen.

The shares owned by Bernick and the percentage ownership specified herein does not reflect options to purchase 147,000 shares of Class A Common Stock, $.22 par value per share, of the Company (the “Class A shares”) held directly; 100,200 Class A shares held as co-trustee of a trust for her benefit; 314,405 Class A shares held as trustee of the Revocable Trust; 395,378 Class A shares held by the Lavin Family Foundation; 361,809 Class A shares held as trustee of the Revocable Trust II; 26,536 Class A shares held as trustee of a trust for the benefit of her daughter; 80,088 Class A shares held as trustee of the Family Members Trusts; 64 Class A shares held as co-trustee of the BEL Trust; 5,704 Class A shares held by the LHL Trust; and 35,000 Class A shares held by the Bernick Family Foundation.

Also excluded are options to purchase 38,750 Class B shares and 88,682 Class B shares held directly by Bernick’s spouse; and 11,699 Class B shares held by Bernick’s spouse as a participant in the Alberto-Culver Employees’ Profit Sharing Plan. Bernick disclaims beneficial ownership of such shares held by her spouse and they are not included above.

(c)	None, except as reported in Item 3 above.

(d)	None.

(e)	Not applicable.

CUSIP NO. 013068101	13D	Page 6 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2003

Signature:	/s/ Carol L. Bernick

Name/Title:	Carol L. Bernick, individually; as trustee or co-trustee of various trusts; and as an officer of several foundations.